FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

PeopleSoft App Sales Spurred By Fear Of Oracle

By Beth Bacheldor, InformationWeek

     In reporting better-than-expected preliminary results for its second quarter, ended June 30, PeopleSoft president and CEO Craig Conway touted the “undeniable vote of confidence” new and existing customers had in the company, despite the turmoil over its future.

     There’s that, but the goal of being prepared no matter what also factors into some buyers’ decisions. Take London Drugs Ltd., which signed a contract with PeopleSoft last month — after Oracle announced its takeover plans — for new modules and consulting services worth several million dollars. The reason? “By buying more software at this point, we can ignore Oracle for some time if they succeed,’’ says Wynne Powell, president of London Drugs, a Canadian pharmacy retailer that also sells high-end cameras, computers, cosmetics, and more. The latest and greatest version of PeopleSoft’s applications should serve the company well for the next few years.

     Not that Powell is downplaying the loyalty element. “I think it’s important that major customers stand by PeopleSoft in this time of need, and we demonstrated that with this purchase,’’ Powell says. The company accelerated plans to purchase the software, which it had originally intended to do in two years.

     London Drugs apparently isn’t alone in standing by its software provider. PeopleSoft on Wednesday said its preliminary earnings results for the second quarter exceed its earlier expectations. License revenue for the quarter is expected to be between $105 million and $115 million, and total revenue is expected to range from $490 million to $500 million.

     To assure customers that they’re making the right decision, PeopleSoft also initiated a guarantee program for its customers. If PeopleSoft is acquired and the acquiring company ends support of PeopleSoft products, customers after a certain period of time will receive anywhere from two to five times the purchase price of their software, to be paid for by the acquiring company. If the program were to take effect because of an acquisition, it is not expected to exceed $354 million in payments.

     London Drugs has been using PeopleSoft’s ERP software for about three years, and Powell says it chose PeopleSoft because it best fit the company’s needs. ''It has proven to be a very robust product, and our implementations have been on-budget and on-time, and in some cases we’ve finished them ahead of time.’’

     Powell says the company considered other vendors, including Oracle, when it first purchased ERP software, but ''Oracle in our view is not right for our needs.’’ If Oracle did want to do business with London Drugs, the vendor would have to improve its products, he says, as well as support Microsoft SQL Server, which is the company’s database platform. Not many see that as likely.

     Powell says he has some advice for Oracle: ''Don’t do this deal, it is wrong for the industry, wrong for the customer. And second, if you do do this, don’t force us, the customers, to go to the Oracle database,’’ Powell says.

Additional Information

     PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed by PeopleSoft with the SEC. PeopleSoft also filed a Solicitation/Recommendation Statement on Schedule 14D-9 containing its recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

     These materials may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.